SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 4)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

DYNAMICS RESEARCH CORPORATION

(Name of Subject Company)

DYNAMICS RESEARCH CORPORATION

(Name of Person Filing Statement)

Common Stock, $0.10 par value per share

(Title of Class of Securities)

268057106

(CUSIP Number of Class of Securities)

James P. Regan

Chairman, President and Chief Executive Officer

Two Tech Drive

Andover, Massachusetts 01810-2434

(978) 289-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Richard F. Langan, Esq.	William Mutryn, Esq.
Daniel McAvoy, Esq.	Jonathan Wolcott, Esq.
Nixon Peabody LLP	Holland & Knight LLP
437 Madison Avenue	1600 Tysons Boulevard, Suite 700
New York, NY 10022	Tysons Corner VA, 22102
(212) 940-3140	(703) 720-8600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed (as amended, the “Solicitation/Recommendation Statement”) by Dynamics Research Corporation, a Massachusetts corporation (the “Company,” “we” or “us”), with the Securities and Exchange Commission (the “SEC”) on December 30, 2013, with respect to the cash tender offer (the “Offer”) by Engility Solutions, Inc., a Massachusetts corporation (“Merger Sub”), a wholly-owned subsidiary of Engility Corporation, a Delaware corporation (“Parent”), which is a wholly-owned subsidiary of Engility Holdings, Inc., a Delaware corporation (“Engility” and together with Parent and Merger Sub, the “Offerors”), to purchase all shares of common stock, par value $0.10 per share, of the Company (“Shares”) that are issued and outstanding. Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Solicitation/Recommendation Statement. The information set forth in the Solicitation/Recommendation Statement remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

ITEM 8.	ADDITIONAL INFORMATION.

Item 8 of the Solicitation/Recommendation Statement is hereby amended and supplemented by adding the following subsection to Item 8 following the paragraphs under the heading entitled “Litigation Related to the Offer and the Merger.”:

“Expiration of the Offering Period; Exercise of Top-Up Option; Closing of the Merger.

The offering period for the Offer, the Offer and the withdrawal rights expired at midnight, New York City Time, on Tuesday, January 28, 2014. The depositary for the Offer has advised that, as of the expiration of the offering period, 9,025,528 Shares were validly tendered and not withdrawn pursuant to the Offer, representing approximately 86% of the total outstanding Shares. In addition, as of such time notices of guaranteed delivery had been delivered with respect to approximately 126,106 Shares, representing approximately 1% of the Shares then outstanding. The aggregate number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfies the minimum tender condition that at least a two-thirds majority of the then outstanding fully diluted Shares be validly tendered and not properly withdrawn prior to the expiration of the Offer. All conditions to the Offer having been satisfied, Merger Sub accepted for payment, and expects to promptly pay for in accordance with the terms of the Offer, all Shares that were validly tendered and not properly withdrawn pursuant to the Offer.

Merger Sub currently intends to exercise the Top-Up Option to purchase from the Company a number of newly issued Shares equal to the number of Shares that, when added to the number of Shares owned by Parent, Merger Sub or any other subsidiary of Parent at the time of such exercise, constitute at least one Share more than 90% of the fully diluted Shares then outstanding (after giving effect to the issuance of the Top-Up Shares).

As the final step of the acquisition process, following the exercise of the Top-Up Option and pursuant to the Merger Agreement, it is anticipated that on or about January 31, 2014, Merger Sub will merge with and into the Company in accordance with the short-form merger provisions of the MBCA, with the Company continuing as the Surviving Corporation. At the Effective Time of the Merger, each Share not acquired in the Offer (other than (i) Shares owned by Parent, Merger Sub or any of their direct or indirect wholly-owned subsidiaries, (ii) Shares owned by the Company or any of its wholly-owned subsidiaries and (iii) Shares held by shareholders who properly exercise appraisal rights under Massachusetts law, if any) will be cancelled and converted into the right to receive $11.50 per Share in cash, without interest and subject to any required withholding taxes. As a result of the Merger, it is anticipated that the Company will become a wholly-owned subsidiary of the Parent, and following the close of trading on the NASDAQ Global Market on the date of the Merger, the Shares will cease to be traded on the NASDAQ Global Market.

The full text of the press release issued by Engility, regarding the expiration of the Offer and the exercise of the Top-Up Option, is attached as Exhibit (a)(5)(C) hereto and is incorporated herein by reference.”

ITEM 9.	EXHIBITS.

Item 9 of the Solicitation/Recommendation Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(C)	Press Release issued by Engility Holdings, Inc., dated January 29, 2014.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DYNAMICS RESEARCH CORPORATION

Dated: January 29, 2014	By:	/s/ James P. Regan
	Name:	James P. Regan
	Title:	President, Chairman and Chief Executive Officer